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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                               ROTO-ROOTER, INC.
                           (NAME OF SUBJECT COMPANY)

                               ROTO-ROOTER, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

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                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   778786103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                               MR. BRIAN A. BRUMM
             VICE PRESIDENT, TREASURER AND CHIEF FINANCIAL OFFICER
                               ROTO-ROOTER, INC.
                               2500 CHEMED CENTER
                              CINCINNATI, OH 45202
                                 (513) 762-6690

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
             TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF THE
                          PERSON(S) FILING STATEMENT)

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     Roto-Rooter, Inc. (the "Company") hereby amends and supplements its
Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement")
originally filed on August 27, 1996, with respect to the Tender Offer Statement on Schedule 14D-1 dated August 14, 1996 and the Amendments thereto dated August
19, 1996 and August 22, 1996 of Chemed Corporation, as set forth in this
Amendment No. 1. Capitalized terms not defined herein have the meaning assigned thereto in the Statement.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     Item 4. of the Statement is hereby amended to add the following information at the end thereof:

     On August 30, 1996, Hilliard delivered to the Special Committee a written opinion as to the fairness of the Offer (the "Fairness Opinion"). The Fairness
Opinion concludes that as of the date thereof and based upon and subject to the factors and assumptions set forth therein, the Offer Price is fair to the Company's stockholders (other than the Bidder) from a financial point of view.
The summary of the Fairness Opinion set forth herein is qualified in its entirety by reference to the full text of the Fairness Opinion which is filed as
Exhibit 12 hereto and is incorporated herein by reference. The Fairness Opinion does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Common Stock pursuant to the Offer.

     At the time that Hilliard delivered the Fairness Opinion, Hilliard presented its analysis to the Special Committee and orally opined that the Offer
Price is fair to the stockholders (other than the Bidder) from a financial point of view. In arriving at its opinion, Hilliard reviewed i) certain publicly available business and financial information relating to the Company; ii) the terms of the Offer; iii) the Rule 13E-3 Transaction Statement dated August 14,
1996 and the Amendments thereto dated August 19, 1996 and August 22, 1996 filed by the Bidder with the Securities and Exchange Commission; iv) certain other information, including financial forecasts, provided to Hilliard by the Company;
v) certain financial and stock market data for the Company and for other publicly held companies in businesses similar to those of the Company; vi) the financial terms of certain other acquisitions and business combinations that have recently been effected; and, vii) such other information as Hilliard deemed necessary.

     The following is a summary of the primary analyses performed by Hilliard and presented to the Special Committee in connection with the preparation of the Fairness Opinion.

  Discounted Cash Flow Analysis

     Hilliard performed discounted cash flow ("DCF") analyses of the projected cash flows of the Company for the fiscal years 1996 through 2000, based upon projections developed by the Company's management. The projections were produced in conjunction with its business planning in late 1995; however, the 1996 projections were updated by the Company's management in mid-1996 to reflect recent operating results.

     Based upon the Company's projections, Hilliard derived per share equity value ranges for the Company on a consolidated basis. For this analysis, Hilliard calculated a weighted average cost of capital range from 12.0% to 13.2%. Hilliard used three methods to determine terminal value: i) growth multiple of year-2000 free cash flow, using rates of 5% and 6% for post-2000 growth in perpetuity; ii) multiple of 8.0x to 9.0x projected year-2000 earnings before interest and taxes; and iii) multiple of 6.0x to 7.0x projected year-2000 earnings before interest, taxes, depreciation and amortization.

     Based upon its DCF analyses, Hilliard derived a per share equity value reference range of $33.00 to $43.70 per share for the Company.

  Comparable Companies Analysis

     Hilliard performed a comparable companies analysis in which it compared historical financial and operating data, projections of future financial performance and market statistics of selected publicly traded companies considered by Hilliard to be reasonably comparable to the Company with similar historical financial and operating data, projections of future financial performance (reflecting Company projections), market statistics and business of the Company. Hilliard compared the market capitalization (defined as the

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product of shares outstanding and price per share) as a multiple of selected historical and projected operating data for each of the comparable companies with those of the Company. Further, Hilliard compared the enterprise value
(defined as the sum of market capitalization plus debt less cash and equivalents) as a multiple of selected historical and projected operating data for each of the comparable companies with those of the Company.

     Based upon its comparable companies analyses, Hilliard derived a per share equity value reference range of $34.00 to $39.98 per share for the Company.

  Summary Valuation

     In arriving at its opinion and based upon the foregoing DCF and comparable companies analyses, Hilliard performed other objective and subjective analyses as Hilliard deemed necessary. Based on all analyses and factors, Hilliard derived a per share equity value reference range of $35.53 to $42.57 for the Company.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     (a) Exhibit 10 -- Text of Press Release issued by the Company on August 30,
         1996.

         Exhibit 11 -- Text of Letter to Stockholders dated August 30, 1996.

         Exhibit 12 -- Opinion dated August 30, 1996 from J.J.B. Hilliard, W.L.
         Lyons, Inc. to Roto-Rooter, Inc.

     (b) Not applicable.

     (c) Not applicable.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

                                          ROTO-ROOTER, INC.

                                          By:       /s/ BRIAN A. BRUMM
                                            ------------------------------------
                                                    NAME: BRIAN A. BRUMM
                                            TITLE: VICE PRESIDENT, TREASURER AND
                                                   CHIEF FINANCIAL OFFICER

DATED: August 30, 1996

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                                 EXHIBIT INDEX

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EXHIBIT                                      EXHIBIT                                       PAGE
NUMBER                                     DESCRIPTION                                    NUMBER
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
   10      Text of Press Release issued by the Company on August 30, 1996. ............
   11      Text of Letter to Stockholders dated August 30, 1996. ......................
   12      Opinion dated August 30, 1996 from J.J.B. Hilliard, W.L. Lyons, Inc. to
           Roto-Rooter, Inc. ..........................................................